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                                              EXHIBIT 2
                                              NEWS RELEASE


        JAMES L. WAREHAM ELECTED PRESIDENT OF AK STEEL

MIDDLETOWN, OH, March 20, 1997 -- AK Steel (NYSE:AKS) said today its board of directors elected James L. Wareham president of the company. Mr. Wareham, 57, was formerly chairman, president and chief executive officer of Wheeling-Pittsburgh Steel Corporation and president of WHX Corporation.

     "Jim Wareham is a seasoned veteran," said Richard M. Wardrop, chairman and chief executive officer of AK Steel. "His extensive steel industry experience and leadership will be a tremendous asset to AK Steel as we embark upon our plan of significant growth." Mr. Wardrop, named chairman of AK Steel in January, had been president of AK Steel since May 1994, and was named to the additional post of chief executive officer in May 1995.

     Mr. Wareham's steel career began in 1961 when he joined the Gary (Indiana) Works of U.S. Steel Corporation, now a division of USX. He subsequently served in a variety of positions at U.S. steel plants before being named general manager of the company's South Works (Chicago) in 1983. He was named vice president, engineering the following year.

     In 1986 Mr. Wareham was named president and chief executive officer of Bliss-Salem, Inc., a steel industry equipment manufacturer based in Salem, Ohio. He joined Wheeling-Pittsburgh Steel Corporation in 1989 as president and chief operating officer. In 1992 he was named chairman, president and chief executive officer, as well as president of WHX Corporation, the parent company of Wheeling-Pittsburgh Steel Corporation. Mr. Wareham holds a bachelor of science degree in electrical engineering from the University of Notre Dame.

     AK Steel produces low-carbon flat-rolled steel for automotive, appliance, construction and other markets. The company employs about 5,800 people in plants and offices in Middletown and Ashland, Kentucky, and late last year announced it will build a 1.8 million ton-per-year carbon and stainless steel finishing facility near Rockport, Indiana.